                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              dated April 12, 2001


                              BP AMOCO p.l.c.
              (Translation of registrant's name into English)


       BRITANNIC  HOUSE, 1 FINSBURY CIRCUS,  LONDON,  EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                             -----                     -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                   No    X
                          -----                  -----


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION
STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


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                         CONSENT OF INDEPENDENT AUDITORS

       We consent to the incorporation by reference of our report dated February 13, 2001, with respect to the consolidated financial statements of BP Amoco p.l.c. included in the Annual Report (Form 20-F) for the year ended December 31, 2000 in the following Registration Statements:

      Registration Statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c.;

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP Amoco p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c.; and

     Registration  Statements  on  Form  S-8  (File  Nos.  33-21868,   333-9020,
333-9798, 333-79399 and 333-34968) of BP Amoco p.l.c.


                                 /s/ ERNST&YOUNG
London, England                     Ernst & Young
April 3, 2001

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               BP AMOCO p.l.c.
                                                (Registrant)


                                         /s/ Judith C. Hanratty
                                               (Secretary)


Dated: April 12, 2001